SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                       -----------------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No. )*


                          International FiberCom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45950T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                |_|      Rule 13d-1(b)

                |X|      Rule 13d-1(c)

                |_|      Rule 13d-1(d)


--------------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

------------------------                            ----------------------------
CUSIP No. 45950T101                   13G                     Page 2 of 12 Pages
------------------------                            ----------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Crescent International Limited

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|


---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bermuda
--------------------------------------- --------- ------------------------------
                                        5.
                                                  SOLE VOTING POWER

                                                            3,601,700
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                        --------- ------------------------------
                                        6.
                                                  SHARED VOTING POWER

                                                           None
                                        --------- ------------------------------
                                        7.
                                                  SOLE DISPOSITIVE POWER

                                                           3,601,700
                                        --------- ------------------------------
                                        8.
                                                  SHARED DISPOSITIVE POWER

                                                           None
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,601,700
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.06%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            ----------------------------
CUSIP No. 45950T101                   13G                     Page 3 of 12 Pages
------------------------                            ----------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    DMI Trust

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|


---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bahamas
--------------------------------------- --------- ------------------------------
                                          5.
                                                  SOLE VOTING POWER

                                                            None
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                        --------- ------------------------------
                                          6.
                                                  SHARED VOTING POWER

                                                           3,601,700
                                        --------- ------------------------------
                                          7.
                                                  SOLE DISPOSITIVE POWER

                                                           None
                                        --------- ------------------------------
                                          8.
                                                  SHARED DISPOSITIVE POWER

                                                           3,601,700
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,601,700
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.06%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            ----------------------------
CUSIP No. 45950T101                   13G                     Page 4 of 12 Pages
------------------------                            ----------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    GreenLight (Switzerland) SA

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|


---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Switzerland
--------------------------------------- --------- ------------------------------
                                          5.
                                                  SOLE VOTING POWER

                                                            3,601,700
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                        --------- ------------------------------
                                          6.
                                                  SHARED VOTING POWER

                                                           None
                                        --------- ------------------------------
                                          7.
                                                  SOLE DISPOSITIVE POWER

                                                           3,601,700
                                        --------- ------------------------------
                                          8.
                                                  SHARED DISPOSITIVE POWER

                                                           None
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,601,700
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.06%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages

Item 1(a).  Name of Issuer:

         International FiberCom, Inc. ("IFCI")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         3410 E. University Drive
         Suite 180
         Phoenix, Arizona  85034

Item 2(a).  Name of Person Filing:

         (i) Crescent International Limited ("Crescent")

         (ii) DMI Trust ("DMI")

         (iii) GreenLight (Switzerland) SA ("GreenLight")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         As to Crescent:
         Clarendon House
         2 Church Street
         Hamilton H 11
         Bermuda

         As to DMI:
         Norfolk House
         P.O. Box N-7130
         Bahamas

         As to GreenLight:
         84, av. Louis Casai
         CH-1216 Geneva
         Switzerland

Item 2(c).  Citizenship:

         As to Crescent:  Bermuda

         As to DMI:  Bahamas

         As to GreenLight:  Switzerland

Item 2(d).  Title of Class of Securities:

         Common Stock, no par value

Item 2(e).  CUSIP Number:

         45950T101

                                                              Page 6 of 12 Pages

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b)  or
         (c), Check Whether the Person Filing is a:

         (a)      |_|  Broker  or  dealer  registered  under  Section  15 of the
                       Exchange Act.

         (b)      |_|  Bank as defined in Section 3 (a) (6) of the Exchange Act.

         (c)      |_|  Insurance company as defined in Section 3 (a) (19) of the
                       Exchange Act.

         (d)      |_|  Investment  company  registered  under  Section  8 of the
                       Investment Company Act.

         (e)      |_|  An investment adviser in  accordance  with Rule 13d-1 (b)
                       (1) (ii) (E).

         (f)      |_|  An employee  benefit plan or endowment fund in accordance
                       with Rule 13d-1 (b) (1) (ii) (F).

         (g)      |_|  A parent  holding company or control person in accordance
                       with Rule 13d-1 (b) (1) (ii) (G).

         (h)      |_|  A savings association  as defined in Section 3 (b) of the
                       Federal Deposit Insurance Act.

         (i)      |_|  A church plan that is excluded from the  definition of an
                       investment  company  under  Section  3 (c) (14)  of   the
                       Investment Company Act.

         (j)      |_|  Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|



Item 4.  Ownership.

         The information contained in Items 5 through 11 on the cover pages hereto (pages 2 through 4 hereof) is incorporated herein by reference. The 3,601,700 shares of Common Stock beneficially owned by Crescent includes shares of Common Stock which Crescent has the current right to purchase upon conversion of Series D Convertible Preferred Stock, without par value per share, of IFCI (the "Preferred Stock") and upon exercise of a warrant (the "Warrant") held by Crescent. Pursuant to the terms of the Preferred Stock and the Warrant, the aggregate number of shares of Common Stock into which the Preferred Stock is convertible and into which the Warrant is currently exercisable, and which Crescent has the right to acquire beneficial ownership of within 60 days, is limited to the number of shares of Common Stock which, together with all other shares of Common Stock beneficially owned by Crescent, does not exceed 9.9% of the total outstanding shares of Common Stock of IFCI.

         DMI may be deemed to be a beneficial owner of the shares of Common Stock of IFCI beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

         GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the IFCI Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of IFCI Common Stock held by Crescent.

                                                              Page 7 of 12 Pages

         However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the IFCI Common Stock held by Crescent and disclaims any ownership associated with such rights.

         Accordingly, for the purposes of this Statement: (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 3,601,700 shares of Common Stock beneficially owned by it; (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 3,601,700 shares of Common Stock beneficially owned by it; and (iii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of the total of 3,601,700 shares of Common Stock beneficially owned by it.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         |_|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         NOT APPLICABLE.

Item 8.  Identification and Classification of Members of the Group.

         NOT APPLICABLE.

Item 9.  Notice of Dissolution of Group.

         NOT APPLICABLE.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date:  June 29, 2001

                           CRESCENT INTERNATIONAL LIMITED

                           By:  GreenLight (Switzerland) SA, as Attorney-in-Fact


                           By:  /s/ Mel Craw
                                ----------------------------
                                Name:  Mel Craw
                                Title:  Authorized Signatory



                           By:  /s/ Maxi Brezzi
                                ----------------------------
                                Name:  Maxi Brezzi
                                Title:  Authorized Signatory


                           DMI TRUST

                           By:  GreenLight (Switzerland) SA, as Attorney-in-Fact



                           By:  /s/ Mel Craw
                                ----------------------------
                                Name:  Mel Craw
                                Title:  Authorized Signatory


                           By:  /s/ Maxi Brezzi
                                ----------------------------
                                Name:  Maxi Brezzi
                                Title:  Authorized Signatory


                           GREENLIGHT (SWITZERLAND) SA


                           By: /s/  Mel Craw
                                ----------------------------
                                Name:  Mel Craw
                                Title:  Managing Director


                           By:  /s/ Maxi Brezzi
                                ----------------------------
                                Name:  Maxi Brezzi
                                Title:  Director

                                                              Page 9 of 12 Pages

Exhibit Index

99.1  Agreement of Joint Filing - Filed herewith

99.2  Power of Attorney - Filed herewith

99.3  Power of Attorney - Filed herewith

                                                             Page 10 of 12 Pages

                                  EXHIBIT 99.1

                            AGREEMENT OF JOINT FILING

Crescent International Limited, DMI Trust and GreenLight (Switzerland) SA agree that the Statement on 13G to which this Agreement is attached, and all future amendments to this Statement, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated:  June 29, 2001
                           CRESCENT INTERNATIONAL LIMITED

                           By:  GreenLight (Switzerland) SA, as Attorney-in-Fact

                           By:  /s/ Mel Craw
                                ----------------------------
                                Name:  Mel Craw
                                Title:  Authorized Signatory

                           By:  /s/ Maxi Brezzi
                                ----------------------------
                                Name:  Maxi Brezzi
                                Title:  Authorized Signatory


                           DMI TRUST

                           By:  GreenLight (Switzerland) SA, as Attorney-in-Fact

                           By:  /s/ Mel Craw
                                ----------------------------
                                Name:  Mel Craw
                                Title:  Authorized Signatory

                           By:  /s/ Maxi Brezzi
                                ----------------------------
                                Name:  Maxi Brezzi
                                Title:  Authorized Signatory


                           GREENLIGHT (SWITZERLAND) SA

                           By:  /s/ Mel Craw
                                ----------------------------
                                Name:  Mel Craw
                                Title:  Managing Director


                           By:  /s/ Maxi Brezzi
                                ----------------------------
                                Name:  Maxi Brezzi
                                Title:  Director

                                                             Page 11 of 12 Pages

                                  EXHIBIT 99.2

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that CRESCENT INTERNATIONAL LIMITED hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This power of attorney shall be valid from the date hereof until revoked by Crescent International Limited.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 25th day of January, 2000.


CRESCENT INTERNATIONAL LIMITED


By: /s/ C.F.A. Cooper
-------------------------
Name: C.F.A. Cooper
Title: Director


By: /s/ David W.J. Astwood
-------------------------
Name: David W.J. Astwood
Title: Director

                                                             Page 12 of 12 Pages

                                  EXHIBIT 99.3

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that DMI TRUST hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements
("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to Crescent International Limited's acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to Crescent International Limited's filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This power of attorney shall be valid from the date hereof until revoked by DMI Trust.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 8th day of June, 2001.


DMI TRUST


By: /s/ Khalid Abdulla-Janahi
----------------------------
Name: Khalid Abdulla-Janahi
Title: Authorized Signatory


By: /s/ Graham Walker
-----------------------------
Name: Graham Walker
Title: Authorized Signatory